Filed Pursuant to Rule 424(b)(3)
Registration No. 333-248826

HEALTHCARE TRUST, INC.

SUPPLEMENT NO. 2, DATED DECEMBER 8, 2020,
TO THE PROSPECTUS, DATED SEPTEMBER 25, 2020

This prospectus supplement (this “Supplement No. 2”), is part of the prospectus of Healthcare Trust, Inc., or the Company, dated September 25, 2020 (as supplemented by Supplement No. 1, the “Prospectus”). This Supplement No. 2 supplements, modifies, supersedes and replaces certain information in the Prospectus and should be read in conjunction with the Prospectus. This Supplement No. 2 will be delivered with the Prospectus. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with Healthcare Trust Operating Partnership, LP, a Delaware limited partnership, and its subsidiaries.

The purpose of this Supplement No. 2 is solely to update the Prospectus to disclose information about our stockholder rights plan.

Update to the Prospectus

The following section is added to the “Description of Capital Stock” section after the “Description of Capital Stock—Series A Preferred Stock” section and before the “Description of Capital Stock—Power to Reclassify Shares of Our Stock” section of the prospectus, and supersedes the “Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Rights Plan” section of the Prospectus:

Stockholder Rights Plan

On May 18, 2020, we entered into a Rights Agreement (the “Rights Agreement”) with Computershare Trust Company, N.A., as rights agent. In connection with the Rights Agreement, on December 8, 2020, following authorization by our board of directors, we declared a dividend of one common share purchase right (a “Right”), payable on December 18, 2020, for each share of common stock outstanding on the close of business on December 18, 2020, to the stockholders of record on that date.

The Rights may have certain anti-takeover effects. In general terms and subject to certain exceptions, the Rights Agreement works by imposing a significant penalty upon any person or group (including a group of persons that are acting in concert with each other) that acquires 2.0% or more of the outstanding shares of common stock without the approval of our board of directors. The Rights, however, should not interfere with any merger or other business combination approved by our board of directors.

If the Rights become exercisable, each Right entitles the registered holder to purchase from us one share of common stock at a price of $31.50 per one share of common stock, subject to adjustment. The Rights will be in all respects subject to and governed by the provisions of the Rights Agreement. Initially, the Rights will be attached to all shares of common stock, and no separate certificates representing the Rights will be issued. Until the date the Rights become exercisable, the Rights will be inseparable from the underlying shares of common stock, and the Company will issue one Right with respect to each new share of common stock so that all shares of common stock will have Rights attached.

The Rights will generally only become exercisable upon the close of business on the 10th business day after the date a majority of our board of directors becomes aware (pursuant to a public announcement or otherwise) that a person or entity has become an owner of 2.0% or more of our common stock, excluding the Company or any of its subsidiaries, certain employee benefit plans, passive investors, any person or entity with ownership above this threshold as of the date of the Rights Agreement only to the extent of that ownership and persons or entities permitted to exceed this threshold by of our board of directors. In the event our common stock is listed on the New York Stock Exchange, Inc. or The NASDAQ Stock Market LLC, the 2.0% threshold will increase to a threshold of 4.9% effective upon the commencement of trading.

If this threshold is exceeded, as a general matter, each Right will entitle the holder thereof (other than Rights that are attached to shares of our common stock held by the person or entity exceeding the threshold which will have become null and void) to purchase at the $31.50 purchase price a number of shares of our common stock having an estimated market value of twice the purchase price, or, upon the authorization and direction of the Board and subject to Maryland law, we may exchange the Rights (other than Rights that have become null and void), in whole or in part, for shares of our common stock on a one-for-one basis.

The Rights will expire, unless earlier exercised, exchanged, amended or redeemed, on the earlier of May 18, 2023 or, if our common stock is listed on the New York Stock Exchange, Inc. or The NASDAQ Stock Market LLC, 364 days from the commencement of trading.

At any time before the earlier of (i) the 5th business day following the date the Rights become exercisable or (ii) the expiration of the Rights by their terms, we, upon the authorization and direction of our board of directors, may redeem the Rights in whole, but not in part, at a price of $0.000001 per Right.